Plastec Technologies, Ltd.

PLASTEC TECHNOLOGIES, LTD. REPORTS UNAUDITED
FISCAL 2011 SECOND QUARTER AND SIX MONTH FINANCIAL RESULTS
FOR ITS OPERATING SUBSIDIARY

FY 2011 Q2 Financial Highlights
•	Record sales of $47.5 million, an increase of 52.6% year-over-year
•	EBITDA of $10.8 million, up 49.7% year-over-year
•	Net profit of $5.7 million, an increase of 92.5% year-over-year

Fiscal 2011 Six Month Financial Highlights
•	Record sales of $86.2 million, an increase of 38.9% year-over-year
•	EBITDA of $20.3 million, up 33.9% year-over-year
•	Net profit of $10.3 million, an increase of 53.2% year-over-year
•	$10.1 million cash generated from operations for the six months ended October 31, 2010

Hong Kong – December 20, 2010 – Plastec Technologies, Ltd. (OTCBB: GSMXF, GSMEF, GSMWF) (the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiary, Plastec International Holdings Limited (“Plastec”), today reported interim, unaudited financial results for Plastec’s fiscal 2011 second quarter and six months ended October 31, 2010.  These financial results reflect those of Plastec on a stand-alone basis, without adjustment, prior to its merger with the Company on December 16, 2010.  See attached tables in Hong Kong Dollars (HKD).  All other amounts in this press release are presented in US dollars ($USD) with a conversion rate of 1.0USD: HK$7.8.

Mr. Kin Sun Sze-To, Chairman of Plastec, stated, “The last several weeks have been a landmark period in our company’s history, as we completed our merger with GSME Acquisition Partners I and became part of a publicly traded company.  We were very pleased with our growth and profitability during the quarter and believe that Plastec, as well as the Company as a whole, is well-positioned and capitalized to safely expand on our strong market position in the precision plastic mold fabrication and design industry.

“We remain very optimistic about the growth opportunity at each of our business segments.  We continue to leverage our long-term customer relationships, many of whom have worked with Plastec for over 5 years.  A number of these clients have indicated their optimistic forecast for coming years, and we have benefitted by providing our high-quality precision plastic molding services for these new product lines.  Further, we are continuing to add capacity onto our existing operations, and expect to complete extensions at our largest facility in Shenzhen by September 2011.  This would add approximately 20% additional capacity across our Company.  Over the past three years, we have invested nearly $75 million in the expansion of our business, and believe that we are well positioned to fulfill the growing list of orders for our existing and loyal clients’ new products as well as accommodate new customers.”

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December 20, 2010

Mr. Sze-To concluded, “We benefit from having a team of dedicated employees that manages an integrated company with strong relationships with top vendors in all aspects of our operations.  We believe that we have the right management team in place to continue developing this segment of our business.  The company’s financial situation is very strong, with approximately $20.2 million in cash as of October 31, 2010 and a continued record of generating free cash flow.  We look forward to the future with confidence and will keep shareholders apprised of our progress as we develop as a public company.”

Fiscal 2011 Second Quarter and Six Month Financial Review

•
The Company’s total sales for the three month period ended October 31, 2010 increased 52.6% to $47.5 million from $31.1 million.  Plastec’s sales grew during the period largely as a result of increased sales from its existing larger client base (primarily leading, international own brand manufacturers and OEMs of consumer electronics, telecommunication and precision plastic toys).  Plastec’s top 5 customers account for approximately 74% of its revenues, and all have long-standing customer relationships with Plastec, averaging approximately 5 years.  For the six months ended October 31, 2010, Plastec’s total sales were $86.2 million, an increase of 38.9% over the $62.1 million reported in the prior year period.

•
The Company’s gross profit margin improved during the three and six months ended October 31, 2010 due to a higher average price for its products, partially offset by increases in wages and raw material costs.  As a percentage of total sales, overall gross margin improved to 19.7% for the three months ended October 31, 2010, up from 17.1% in the prior year period.  Gross margin was 19.5% and 18.7% for the six months ended October 31, 2010 and 2009, respectively.

•
EBITDA for the three months ended October 31, 2010 increased 49.7% to $10.8 million from $7.2 million in the prior three month period, and 33.9% to $20.3 million in the first half of fiscal 2011 from $15.1 in the prior year period.  A table reconciling EBITDA to net income can be found at the end of this release.

•
Net profit for the three months ended October 31, 2010 was $5.7 million, compared to $2.9 million in the prior year period, and $10.3 million for the six months ended October 31, 2010, compared to $6.8 million in the prior year period.

Balance Sheet Highlights
As of October 31, 2010, the Company had cash and cash equivalents of $20.2 million; working capital of $14.3 million, total bank borrowing of $25.5 million and stockholders’ equity of $81.7 million.

About Plastec
Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries.  With over 4,600 employees, Plastec currently operates 6 separate, high-output, low-defect facilities (over 159,000 square meters) in 5 locations in Guangdong province in Southern China and Jiangsu province in Eastern China.  Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

Plastec Technologies, Ltd.	Page 3
December 20, 2010

Forward Looking Statements
This press release contains “forward-looking statements.”  These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.  Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

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CONTACT:	INVESTOR RELATIONS:
Plastec Technologies, Ltd.	The Equity Group Inc.
Eli D. Scher	Adam Prior
Director	Vice President
eli@plastec.com.hk	(212) 836-9606
aprior@equityny.com
HL Ning
Chief Financial Officer	Katherine Yao
ning@plastec.com.hk	Account Executive
kyao@equityny.com

Plastec Technologies, Ltd.	Page 4
December 20, 2010

Plastec International Holdings Limited
Unaudited condensed consolidated statement of comprehensive income

	3-month ended	3-month ended	6-month ended	6-month ended
	31/10/2010	31/10/2009	31/10/2010	31/10/2009
HK$'K
Sales	370,280	242,699	672,602	484,369

Cost of Manufacturing	297,216	201,260	541,635	393,981

Gross Profit	73,064	41,439	130,967	90,388

Other Income (sundry)	135	865	595	1,491
Interest Income	21	13	38	28
Fair value gain (swap) thru P/L	1	0	1	0
Total other income	157	878	633	1,520

	73,221	42,317	131,600	91,908

Less : Expenses
Selling & Distribution Expenses	7,346	4,083	14,055	7,712
Administrative Expenses	16,278	12,247	26,651	24,756
Total SD & A Expenses	23,624	16,331	40,706	32,468

Profit Before Financial Charges	49,597	25,986	90,894	59,440

Financial Charges	689	678	1,353	1,442

Profit After Financial Charges	48,908	25,308	89,541	57,998

Taxation	4,800	2,399	8,855	5,332

Profit After Taxation	44,108	22,909	80,686	52,666

Other comprehensive income
Ex gain/(loss) on translation of financial statements of foreign operations	60	326	253	233

Total comprehensive income	44,168	23,235	80,939	52,899

Plastec Technologies, Ltd.	Page 5
December 20, 2010

Plastec International Holdings Limited
Unaudited condensed consolidated statements of financial position

	as at	as at
	31/10/2010	30/4/2010
	HK$'K	HK$'K
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	503,325	458,725
Prepaid lease payments	1,078	1,091
Deposits and prepayments	37,475	38,238
	541,878	498,054

Current assets
Inventories	106,772	74,298
Trade receivables	352,529	242,097
Deposits, prepayment and other receivables	7,480	11,714
Prepaid lease payments	25	25
Cash and cash equivalents	157,863	151,304
	624,669	479,438

Current liabilities
Trade and other payables and accruals	248,224	188,258
Borrowings	197,525	123,738
Dividend payable	40,000	60,000
Tax payable	27,533	18,678
	513,283	390,674

Net current assets	111,386	88,764

Total assets less current laibilities	653,264	586,818

Non-current liabilities
Borrowings	1,077	5,570
Deferred tax liabilities	15,156	15,156
	16,233	20,726

Net assets	637,031	566,092

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December 20, 2010

Plastec International Holdings Limited
Unaudited condensed consolidated statement of cash flows
For the period ended	6-month ended	6-month ended
HK$'K	31/10/2010	31/10/2009

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before taxation	89,541	57,998
Adjustments to reconcile net income to net cash provided by operating activities:
Interest incomes	(23)	(28)
Interest expenses	977	454
Interest element on finance leases	376	988
Amortisation of prepaid leases	13	13
Depreciation	67,136	59,445
Loss on written/disposals PPE	928	797
	158,948	119,667
Change in assets and liabilities
Inventories	(32,474)	(5,441)
Trade receivables	(110,432)	(38,356)
Other receivables	4,381	(573)
Trade and other payables	58,214	22,527
	(80,311)	(21,843)

Cash generated from operations	78,637	97,824
Tax paid	0	(7,278)
cash generated from operating activities	78,637	90,546

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of PPE	(99,492)	(87,547)
Interest received	23	28
Deposits paid for acq PPE	(10,804)	(1,956)
Net cash used in investing activities	(110,273)	(89,475)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital element of finance leases	(5,323)	(10,769)
Proceeds from bank loans	249,377	122,234
Repayment of bank loans	(174,760)	(84,004)
Interest paid	(977)	(454)
Interest element of finance leases	(376)	(988)
Dividend paid	(30,000)	(20,000)

Net cash generated from financing activities	37,941	6,019

Increase in cash and cash equivalents	6,305	7,090
Cash and cash equivalents at 1 May	151,304	95,039
Exchange realignment	254	291
Cash and cash equivalents at 31 Oct	157,863	102,420

Plastec Technologies, Ltd.	Page 7
December 20, 2010

Plastec International Holdings Limited
RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(HKD in 000s)

A reconciliation of EBITDA to net income is provided below:

	3-month ended	3-month ended	6-month ended	6-month ended
	31/10/2010	31/10/2009	31/10/2010	31/10/2009

Net Income *	43,951	22,031	80,053	51,146
Plus: Interest expense	689	678	1,353	1,442
Plus: Income tax expense	4,800	2,399	8,855	5,332

Income from opearations	49,440	25,108	90,261	57,921

Plus: depreciation and amortization	34,698	31,099	67,913	60,221

EBITDA	84,138	56,207	158,174	118,142

This press release includes financial information (EBITDA) not derived in accordance with generally accepted accounting principles or international financial reporting standards.  Plastec believes that the presentation of such financial information provides more useful information to investors as it indicates more clearly Plastec’s future performance.  EBITDA was derived by taking earnings before interest, taxes, depreciation and amortization as adjusted for certain one-time non-recurring items and exclusions.